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                               HARRISON LAW, P.A.
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               Serving the World from the Greater Tampa Bay Area
Diane J. Harrison                                  8955 U.S. Hwy 301 N., No. 203
Bar Admissions: Nevada and Florida                        Parrish, Florida 34219
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                                              6860 Gulfport Blvd. South, No. 162
www.harrisonlawpa.com                              South Pasadena, Florida 33707
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                                                           Phone: (941) 723-7564
                                                             Fax: (941) 531-4935
                                                         diane@harrisonlawpa.com

                                 March 6, 2012

VIA EDGAR
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Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

ATTENTION:   DAVID LINK, STAFF ATTORNEY

RE:   GLOBAL GROUP ENTERPRISES CORP. ("THE COMPANY")
      AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
      FILE NO. 333-179311 FILED FEBRUARY 2, 2012

Dear Mr. Link:

         In response to your letter of February 29, 2012 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed February 2, 2012, we herewith transmit the Company's First Amended Registration Statement on Form S-1 in response. Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner. For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

Cover Page
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      1. Please revise your cross reference to the risk factors on the cover page to indicate the page where the risk factors begin.

RESPONSE:

We concur with the Staff and revised the filing to indicate the risk factors begin on page 9.

Summary of our Financial Information, page 9
--------------------------------------------

      2. We note the amounts of total liabilities, shareholders' equity and net loss disclosed on page 9 differ from those amounts disclosed in the audited financial statements. Please revise here and in Management's Discussion and Analysis to ensure all amounts are consistent with the financial statements as applicable.

RESPONSE:

We concur with the Staff and revised the filing to correct the amounts of total liabilities, shareholders' equity and net loss.

Dilution of the Price You Pay for Your Shares, page 21
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      3. Please revise to complete the table in this section to indicate the amount of dilution per share that will be absorbed by the purchasers of the securities.

RESPONSE:

We concur with the Staff and revised the filing to indicate the amount of dilution per share that will be absorbed by the purchasers of the securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29
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Liquidity and Capital Resources, page 32
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      4. You indicate that the company operates in a temporary office space for approximately $100 per month. Please clarify whether this office space is leased from the company's president. Revise the "Certain Relationships and Related Party Transactions" section on page 41, as appropriate.

RESPONSE:

We concur with the Staff and revised the filing to state that the temporary office space is leased from an un-related party.

Management, page 35
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Business Experience, page 36
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      5. Please disclose Mr. Keck's business experience during the past five years including his principal occupations and employment and the name and principal business of his employers. See Item 401(e) or Regulation S-K.

RESPONSE:

We concur with the Staff and revised the filing to include more detail regarding Mr. Keck's business experience during the past five years.

      6. Also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Keck should serve as a director for the company at the time that the disclosure is made.

RESPONSE:

We concur with the Staff and revised the filing to reflect Mr. Keck's qualifications that should enable him to serve as a board of directors.

Financial Statements
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Financial Statements, page F-1
------------------------------

      7. Please update the financial statements when required by Rule 8-08 of Regulation S-X. Please also provide a current accountant's consent as necessary in the next amendment.

RESPONSE:

We acknowledge our responsibly to update the financial statements when required by Rule 8-08 of Regulation S-X. A current accountant's consent is included as part of this amendment to the filing.

Notes to Financial Statements, page F-7
---------------------------------------

Note 8. Subsequent Events, page F-10
------------------------------------

      8. We note your disclosure that you evaluated subsequent events. ASC 855-10-50-1 requires you to disclose two items: a) the date through which subsequent events have been evaluated, and b) a statement whether the date is either the date the financial statements were issued or were available to be issued. Please revise your disclosure accordingly.

RESPONSE:

We concur with the Staff and revised the filing to disclose two items: a) the date through which subsequent events have been evaluated and b) a statement of the date the financial statements were issued.

Part II
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Exhibits, page II-2
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Exhibit 99.1 - Subscription Agreement Global Group Enterprises Corp.
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      9. We note your reference to "Units" in Section A - Instructions of the document. Please revise the reference to Units or advise us as appropriate.

RESPONSE:

We concur with the Staff and revised the subscription agreement to replace the term "units" with "shares" as this is a share offering.

Undertakings, page II-2
-----------------------

     10. Please revise to provide the undertaking required by Item 512(h) of Regulation S-K or advise us why the undertaking is not required.

RESPONSE:

We concur with the Staff and added the undertaking required by Item 512(h) of Regulations S-K

         We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON
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Diane J. Harrison, Esq.

Enclosure(s):
   1. Global Group Enterprises Corp.'s Form S-1/A-1 Registration Statement